RICHMAN GROUP SECURITIES, INC.

19621 FM 1431 / Suite 404 / Jonestown / Texas / 78645 / (512) 249-9252 / Fax (512) 249-9253

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Richman Group Securities, Inc. (the "Company"), was incorporated in Texas, in 2011. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a direct participation broker-dealer selling joint ventures in oil and gas and private placement of securities, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in the business of selling interests in oil & gas joint ventures organized by Pool Energy Corporation, a Texas corporation (d.b.a. Richman Oil), the managing venture, for drilling oil and gas wells in the U.S. and private placements of securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Fees

The Company derives its revenue primarily by providing investment opportunities in oil and gas joint ventures to its clients. Revenue is recognized upon the closing of a transaction.

Fair Value of Financial Instruments

Cash-and registration deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Cash Equivalents

Centralized Registration Deposit funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2015, the years ending December 31, 2012, 2013, 2014 and 2015 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $9,951, which was $4,951 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 for December 31, 2015.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

During the year ended December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **SIPC SUPPLEMENTAL REPORTING**

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. **CONCENTRATION OF CREDIT RISK**

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. **LEASE COMMITMENTS**

The Company leases office space under a non-cancelable lease. Rental expense was $24,000 for the year ended December 31, 2015. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations total $16,000 until August 31, 2016.

8. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. **RELATED PARTY TRANSACTIONS**

The Company has an agreement with the Sole Shareholder whereby the Sole Shareholder, from time to time, provides goods and services to the Company as deemed necessary including, but not necessarily limited to, administrative services, office space, utilities, communications, state and federal registration requirements and regulatory assessments as set forth in the Expense Allocation Agreement. A record of every Company expense assumed by the sole shareholder will be entered on the Company's financial books and records and will be recorded as a permanent capital contribution. Repayment of these provisions is not required. If any amounts are due the sole shareholder, he will invoice the Company. These invoices will be recorded immediately on the Company's financial books and records and promptly paid. For the year ended December 31, 2015, the Company paid no expense allocation fees to the Sole Shareholder. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

10. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31,2015 and for the period from January 1, 2015 to December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

11. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity will apply five steps, Step 1: Identify the contract(s) with a customer; Step 2: Identify the performance obligations in the contract; Step 3: Determine the transaction price; Step 4: Allocate the transaction price to the performance obligations in the contract, and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in this Update help clarify the principles for recognizing revenue and develop commonalities with International Financial Reporting Standards (IFRS). The effective date of this standard was deferred by FASB ASU 2015-14-Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, and is effective for annual reporting periods beginning after December 15,2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance may be applied as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. The Firm plans to evaluate the adoption of this stand within the required timeframe. The Company does not expect the adoption of ASU 2014-09 and ASU2015-14 to have a material impact on the Company's results of operations or financial condition.

12. **SUBSEQUENT EVENTS**

Upon evaluation, the Company notes that there was one material subsequent event between the date of the financial statements and the date that the financial statements were issued or available to be issued.

On February 19, 2016, the Company initiated the process to potentially sell the Company. The Company has not entered into any agreed purchase agreements.

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